UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ENERGIZER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Missouri	1-15401	43-1863181
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I. R. S. Employer Identification No.)

533 Maryville University Drive St. Louis, Missouri	63141
(Address of principal executive offices)	(Zip Code)

Daniel J. Sescleifer

Executive Vice President, Chief Financial Officer

(314) 985-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Conflict Minerals Disclosure

This Form SD of Energizer Holdings, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act, as amended, for the reporting period January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and incorporated by reference herein and is publicly available at http://www.energizerholdings.com/company/supplier-relations/. The website and information accessible through it are not incorporated into this document.

Section 2 - Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report of Energizer Holdings, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

(Registrant)	/s/ Daniel J. Sescleifer	June 1, 2015

By:	Daniel J. Sescleifer, Executive Vice President and Chief Financial Officer	(Date)

3